SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                             ------------------

                               SCHEDULE 14D-9

                Solicitation/Recommendation Statement Under
          Section 14(d)(4) of the Securities Exchange Act of 1934

                             (Amendment No. 14)
                             ------------------
                                  TRW INC.
                         (Name of Subject Company)


                                  TRW INC.
                    (Name of Person(s) Filing Statement)


                  Common Stock, Par Value $0.625 Per Share
     Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

                       (Title of Class of Securities)

                                 872649108
                                 872649504
                                 872649603
                   (CUSIP Number of Class of Securities)

                             -----------------

                            William B. Lawrence
          Executive Vice President, General Counsel and Secretary
                                  TRW Inc.
                             1900 Richmond Road
                           Cleveland, Ohio 44124
                               (216) 291-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
        Communications on Behalf of the Person(s) Filing Statement)

                             -----------------

                              With copies to:

                             Peter Allan Atkins
                              Eric L. Cochran
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer


         This Amendment No. 14 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 2, 2002, April 3, 2002, April 4, 2002, April 10, 2002, April 11, 2002, April 15,
2002, April 17, 2002, April 19, 2002, April 24, 2002, May 1, 2002, May 3,
2002 and May 6, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and the amendments thereto.

ITEM 9.  EXHIBITS.

         Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(d)(1) Confidentiality Agreement, dated May 5, 2002 between Northrop and the Company

                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       TRW INC.


                                       By:  /s/ William B. Lawrence
                                           -------------------------------
                                            William B. Lawrence
                                            Executive Vice President, General
                                            Counsel and Secretary



Dated:  May 7, 2002